Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

Herbalife Ltd. Announces Strategic Name Change to Herbalife Nutrition Ltd.,

Reflecting its Leadership as a Premier Global Nutrition Company

Shareholders Approve Two-for-One Stock Split

LOS ANGELES (April 24, 2018) – Herbalife Ltd. (NYSE: HLF) today announced its name change to “Herbalife Nutrition Ltd.”, as approved by shareholders at its annual general meeting of shareholders. The evolution of the Company’s name reflects the investments Herbalife Nutrition has made to become a leader in the nutrition industry, and its commitment to making the world healthier and happier.

“More than ever before, consumers give our distributors permission to be their partner in seeking better nutrition and a more healthy and active lifestyle. Our new name, Herbalife Nutrition, reflects our strategic transformation as a leader in the nutrition industry,” said Rich Goudis, Herbalife Nutrition CEO.

Common shares of Herbalife Nutrition, which are traded on the New York Stock Exchange (NYSE), will begin trading under the new name on April 25, 2018; the ticker symbol will remain “HLF”. In addition to the name change, shareholders also voted to approve a previously announced two-for-one stock split. The record date for the stock split is May 7, 2018 and the stock split distribution date is May 14, 2018. Common share certificates bearing the old Company name, “Herbalife Ltd.”, continue to be valid, and shareholders are not required to exchange their existing common share certificates for new certificates bearing the new company name.

The Company now has more than 300 staff scientists and five state-of-the-art innovation and manufacturing facilities. Its Nutrition Advisory Board, Dietetic Advisory Board, and Fitness Advisory Board are comprised of leading experts in the fields of nutrition, health, and fitness. These advisors support distributor education and training, product development and innovation initiatives. The Herbalife Nutrition Institute also serves as an informational resource dedicated to promoting excellence in the field of nutrition.

In addition to offering customers quality nutrition products and a wide-ranging, customizable wellness program, Herbalife Nutrition also provides an economic opportunity to those interested in part-time or full-time work. The Company’s products are available exclusively through a global network of dedicated independent distributors who provide a unique one-on-one, high-touch experience for their customers. This “Distributor Difference” is critically needed in the field of nutrition because of the complexity involved, and personalization essential to weight management due to the necessary behavior and lifestyle change required to live a more healthy and active life.

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About Herbalife Nutrition Ltd.:

Herbalife Nutrition is a global nutrition company whose purpose is to make the world healthier and happier. The Company has been on a mission for nutrition—changing people’s lives with great nutrition products and programs—since 1980. Together with our Herbalife Nutrition independent distributors, we are committed to providing solutions to the worldwide problems of poor nutrition and obesity, an aging population, skyrocketing public healthcare costs and a rise in entrepreneurs of all ages. Herbalife Nutrition offers high-quality, science-backed products, most of which are produced in Company-operated facilities, one-on-one coaching with an Herbalife Nutrition independent distributor, and a supportive community approach that inspires customers to embrace a healthier, more active lifestyle.

Herbalife Nutrition’s targeted nutrition, weight-management, energy and fitness and personal care products are available exclusively to and through its independent distributors in more than 90 countries. Through its corporate social responsibility efforts, Herbalife Nutrition supports the Herbalife Family Foundation (HFF) and its Casa Herbalife programs to help bring good nutrition to children in need. Herbalife Nutrition is also proud to sponsor more than 190 world-class athletes, teams and events around the globe, including Cristiano Ronaldo, the LA Galaxy, and numerous Olympic teams.

Herbalife Nutrition has over 8,000 employees worldwide, and its shares are traded on the New York Stock Exchange (NYSE: HLF) with net sales of approximately $4.4 billion in 2017. To learn more, visit Herbalife.com or IAmHerbalife.com.

Herbalife Nutrition also encourages investors to visit its investor relations website at ir.herbalife.com as financial and other information is updated and new information is posted.

Contacts:
Media Contacts:	Investor Contact:
Jennifer Butler	Eric Monroe
VP, Media Relations	Director, Investor Relations
jenb@herbalife.com	ericm@herbalife.com
213.745.0420	213.745.0449

Gary Kishner
Director, Media Relations
garyki@herbalife.com
213.745.0456

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. Forward-looking statements include, but are not limited to, statements regarding the Company’s initiative to enhance shareholder value as described herein, including the corporate name change and anticipated stock split, and our expectations, hopes or intentions regarding such future plans. Forward-looking statements may include the words “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and any other similar words. Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed or incorporated by reference in our filings with the SEC. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this press release. No assurances can be given that the anticipated stock split or name change will be implemented. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this press release, in order to reflect changes in circumstances or expectations or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All forward-looking statements are qualified in their entirety by reference to the factors discussed above and under “Risk Factors” set forth in Part I, Item 1A and elsewhere of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2018, as well as the risks and uncertainties discussed in the Company’s other filings with the SEC. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive.